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                           November 15, 2021

       Kenneth L. Waggoner
       Chief Executive Officer
       PharmaCyte Biotech, Inc.
       3960 Howard Hughes Parkway
       Suite 500
       Las Vegas, NV 89169

                                                        Re: PharmaCyte Biotech,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 8,
2021
                                                            File No. 333-260849

       Dear Mr. Waggoner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Merrill Kraines